CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

PHASE II DRILLING RESULTS FROM CALIBRE’S CARGO PROJECT

April 3, 2008	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) announces results from a Phase II drilling program on its Cargo property, 230 km west of Sydney, Australia. Calibre can acquire a 70% interest in the Cargo property from Golden Cross Operations Pty. Ltd. by spending AUD$5.0 million on exploration and development over four years. Analytical results (table 1) from a four hole 1,819 metre diamond drilling program, completed in mid-January, have now been received.

Table 1: Phase II drilling results
Hole	Azimuth	Dip	From	To	Length	Cu	Au	Mo	Notes
CYCD			(m)	(m)	(m)	(%)	(g/t)	(ppm)
010	225	-55	8	32	24	0.136	0.05	18
011	045	-55			No Significant Intercepts
012	045	-55	0	546	546	0.115	0.07	38
including			432	482	50	0.301	0.13	58
CYC-002/	045	-55	1	486	485	0.119	0.09	41	Combined
CYCD-013
CYC-002*			1	250	249	0.135	0.10	45	RC
013**			250	486	235	0.103	0.06	31	DD
*previously released July 25, 2007
** Core hole CYCD-013 is a continuation of RC hole CYC-002

Three of the four drill holes intersected long intervals of a porphyry system containing low grade copper and gold mineralization. The Phase I & II drill programs have successfully outlined structurally controlled, porphyry style mineralization over an area 900m in strike length and 600m in width and up to a depth of 400m. Mineralization remains open at depth and along strike to the north west and south east. A drill hole location map summarizing the results can be found on Calibre’s website at www.calibremining.com.

Drill core was logged and photographed at the company’s Cargo field office. It was then transported to Orange where it was cut under the supervision of Calibre personnel. Half core samples were delivered to ALS-Chemex’s Orange laboratory, where they were dried, crushed and pulverized. Fire assay for gold was carried out on a 50g aliquot. Copper analyses were done at ALS-Chemex’s Brisbane laboratory as part of a multi-element suite utilizing a four-acid digestion and ICP-AES Finish. Quality Assurance and quality control procedures involved the collection of field duplicates at a frequency of one in every twelve samples. Field blanks were inserted into the sample stream at a frequency of one in twelve samples and certified standards at a frequency of one in thirty-three samples. David R. Heberlein, P. Geo, Vice President Exploration of Calibre Mining Corp is the Qualified Person for the Cargo Project and for the information contained in this news release.

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits. In addition to the on-going exploration programs in Australia, Calibre is developing a project portfolio in key gold trends in Nevada and continuing to advance the Pt. Leamington gold-zinc massive sulphide deposit in Newfoundland, Canada.

Calibre Mining Corp.

Signed “Robert Brown”
Robert D. Brown, B.Sc., MBA
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.